Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

January 11, 2023

Re:	Virtuoso Acquisition Corp. 2 (CIK: 0001855011) – Withdrawal of Registration Statement on Form S-1 (File No. 333-261354)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Virtuoso Acquisition Corp. 2, a Delaware Corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-261354 initially filed on November 24, 2021, together with all exhibits and amendments thereto, (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

If you have any comments or questions regarding this matter, please feel free to contact me at +1.203.227.1978 or jeff@virtuosoacquisition.com or the Company’s counsel, Michael Penney of Arnold & Porter, at +1.212.836.7426 or Michael.Penney@arnoldporter.com.

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Very truly yours,

VIRTUOSO ACQUISITION CORP. 2

By:	/s/ Jeffrey D. Warshaw
Name:	Jeffrey D. Warshaw
Title:	Chief Executive Officer

[Signature page to Withdrawal Request]